Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 5, 2014

Relating to Prospectus dated October 27, 2014

Registration Nos. 333-199156 and 333-199899

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 27, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-199156) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link:  http://www.sec.gov/Archives/edgar/data/1444380/000104746914008803/a2222013zs-1a.htm.

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common Stock offered by us:	7,000,000 shares (or 8,050,000 shares if the underwriters exercise their option to purchase additional shares in full)

Common Stock to be outstanding after this offering:	23,543,131 shares (or 24,593,131 shares if the underwriters exercise their option to purchase additional shares in full), based on 16,543,131 shares of common stock outstanding as of June 30, 2014

Initial public offering price per share:	$18.00 per share

Net proceeds:

The net proceeds from this offering will be approximately $113.7 million, or approximately $131.3 million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Purchases by existing stockholders:

The underwriters expect to allocate an aggregate of 365,000 shares of our common stock (or approximately $6.6 million) in this offering to certain of our existing institutional investors, including investors affiliated with certain of our directors, as follows:

Novo A/S is expected to be allocated 215,000 shares (or approximately $3.9 million), which will result in Novo A/S beneficially owning 2,194,841 shares, or approximately 9.2% of the total outstanding common stock, after this offering.

Entities affiliated with New Enterprise Associates are expected to be allocated an aggregate of 110,000 shares (or approximately $2.0 million), which will result in the entities affiliated with New Enterprise Associates beneficially owning 1,369,898 shares, or approximately 5.8% of the total outstanding common stock, after this offering.

Johnson & Johnson Development Corporation is expected to be allocated 40,000 shares (or approximately $0.7 million), which will result in Johnson & Johnson Development Corporation , beneficially owning 3,077,005 shares, or approximately 12.9% of the total outstanding common stock, after this offering.

After giving effect to the issuance of 7,000,000 shares in this offering and the purchase of an aggregate of 365,000 shares by our existing institutional investors, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately 15,776,160 shares, or approximately 64.8% of our outstanding voting stock, upon the closing of this offering.

The number and percentage of shares beneficially owned is based on 16,790,341 shares of common stock outstanding after this offering as of October 1, 2014, and assumes no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. The beneficial ownership also excludes an aggregate of 358,864 shares of our common stock underlying options awards granted to certain of our executive officers and directors upon the pricing of the offering (described below), none of which will be exercisable within 60 days of October 1, 2014.

Option awards granted upon the pricing of this offering:

Upon the pricing of this offering, we granted option awards under our 2014 Equity Incentive Award Plan exercisable for an aggregate of 358,864 shares of our common stock to certain of our executive officers and directors, including:

Mr. DeMane received an option to purchase that number of shares of our common stock necessary for the award to have an aggregate grant date fair value of $1,500,000 (or 141,285 shares). Each of Messrs. Elghandour and Galligan received an option to purchase that number of shares of our common stock necessary for the award to have an aggregate grant date fair value of $600,000 (or 56,514 shares).

Mr. McCormick received an option to purchase that number of shares of our common stock necessary for the award to have an aggregate grant date fair value of $150,000 (or 14,129 shares). Mr. Fischer and Drs. Behbahani, Jaeger and Pliam each received an option to purchase that number of shares of our common stock necessary for the award to have an aggregate grant date fair value of $90,000 (or 8,477 shares).

Nevro Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or “SEC,” for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Nevro has filed with the SEC for more complete information about Nevro and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Nevro, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204, or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com.